UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

      ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

Europark Yakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Contact:

Alon Blue Square Israel Ltd.

Elli Levinson-Sela, Adv,

General Counsel and Corporate Secretary

Telephone: 972-9-9618504

Fax: 972-9- 9618636

Email: ellils@alon-oil.co.il

SUBSIDIARY OF ALON BLUE SQUARE ISRAEL, MEGA RETAIL, REACHES AGREEMENT WITH EMPLOYEE LABOR UNION

YAKUM, Israel, June 21, 2015 Alon Blue Square Israel Ltd. (NYSE: BSI) (hereinafter: the “Company”) announced today that its subsidiary, Mega Retail, has agreed to terms with its employee labor union and the General Federation of Labor in Israel (the “Histatdrut”), regarding a new collective bargaining labor agreement to be entered into between the parties.

In accordance with the labor agreement, Mega Retail will close 32 branches and reorganize its chain of supply and distributions centers (including closing of a distribution center), including termination of employment of approximately 1,000 employees. The labor agreement will include a reduction in salary by unionized employees of approximately NIS 35 million per year effective from April 1, 2015, and various other salary components and employment benefits will be cancelled in full or in part. In addition, the salaries of non-unionized employees will also be reduced. Management will also reduce headcount at its corporate headquarters at its discretion. The labor agreement is effective as of April 1, 2015.

In exchange for these concessions, Mega Retail will agree to issue (or the Company will transfer) 33% of its share capital to a newly formed holding company to be established and owned by Mega Retail's labor union for the benefit of active employees from time to time. The newly formed holding company will be entitled to appoint one-third of Mega Retail's directors who are not external directors, and in any event no fewer than two directors, one of whom will be the chairman of Mega Retail's labor union (or another labor union member on his behalf), and the second a professional expert who will be entitled to participate on all board of directors' committees deemed appropriate.

From execution of the labor agreement, all interested party transactions will require approval of the professional expert in addition to audit committee approval. Management fees payable to Mega Retail's owners will be fixed at the amount paid for 2014, and as of 2017, payment of the management fee by Mega Retail will be considered as an interested party transaction subject to approval of the audit committee and the professional expert. In addition, until Mega Retail realizes profits, it will not distribute bonuses to its management without obtaining approval of its compensation committee and the professional expert.

During the first five years of the union agreement, the Company will extend Mega Retail a credit line of up to NIS 120 million to be used to assist Mega Retail with peak temporary liquidity needs within each month. Amounts drawn and not repaid at the end of a calendar month will decrease the credit line available to Mega Retail. In addition, effective as of June 1, 2015, the Company will extend loans to Mega Retail in amount of up to NIS 100 million in the aggregate to be repaid from Mega Retail's profits in thirty-six monthly installments commencing in January 2020.

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Avigdor Kaplan, Chief Executive Officer of the Company, stated "We believe that this new cooperation with Mega Retail's employees will be a cornerstone of the recovery of Mega Retail. In furtherance of the agreement with our employees, Mega Retail will look to work with its suppliers, banks, lessors and other creditors in order to reach a reasonable arrangement to enable Mega Retail to return to growth and profitability."

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Alon Blue Square Israel Ltd. (hereinafter: "Alon Blue Square") operates in four reportable operating segments and is the largest retail company in the State of Israel. In the Fueling and Commercial Sites segment, Alon Blue Square through its 71.17% subsidiary, which is listed on the Tel Aviv stock exchange ")TASE"), Dor Alon Energy in Israel (1988) Ltd is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores operating a chain of 212 petrol stations and 219 convenience stores in different formats in Israel. In its supermarket segment, Alon Blue Square, as a pioneer in the modern food retail, through its 100% subsidiary, Mega Retail Ltd., currently operates 192 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Houseware and textile" segment, Alon Blue Square, through its TASE traded 77.51% subsidiary, Na'aman Group (NV) Ltd. operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In the Real Estate segment, Alon Blue Square, through its TASE traded 63.71% subsidiary Blue Square Real Estate Ltd., owns, leases and develops income producing commercial properties and projects. In addition, Alon Blue Square through its 100% subsidiary, Alon Cellular Ltd, operates an MVNO network in Israel, through Diners Club Israel Ltd., an associate held at 49%, which operates in the sector of issuance and clearance of YOU credit cards to the customer club members of the group and through Dr. Baby Marketing and Distribution 888 Ltd. 100 % held subsidiary as a retailer and wholesaler in the baby products sector.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

June 22, 2015	By:	/s/ Elli Levinson-Sela
Elli Levinson-Sela, Adv.

General Counsel and Corporate Secretary

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